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James C. Lin Partner		Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Chan* Karen Chan † Paul K. Y. Chow*† James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

July 31, 2018

Re:	CNFinance Holdings Limited (CIK No. 0001733868)
Registration Statement on Form F-1

Mr. Michael Clampitt

Mr. David Lin

Mr. Michael Henderson

Mr. H. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt, Mr. Lin, Mr. Henderson and Mr. Kim:

On behalf of our client, CNFinance Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 (the “Registration Statement”) initially filed on July 11, 2018. Concurrently with the submission of this letter, the Company is filing its amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you four courtesy paper copies of the Amended Registration Statement, marked to show changes to the Registration Statement we submitted on July 11, 2018, and two copies of the submitted exhibits.

On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

Securities and Exchange Commission	2	July 31, 2018

If you have any questions regarding this submission, please contact me at +852-2533-3368 or james.lin@davispolk.com.

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Mr. Bin Zhai, Chief Executive Officer

Mr. Ning Li, Chief Financial Officer

CNFinance Holdings Limited

Mr. David T. Zhang, Esq.

Mr. Steve Lin, Esq.

Mr. Meng Ding, Esq.

Kirkland & Ellis International LLP

Mr. Ivan Li

KPMG Huazhen LLP